SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 June 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

5 June 2015

LLOYDS BANKING GROUP REACHES SETTLEMENT ON PPI COMPLAINT HANDLING

Lloyds Banking Group ('the Group') has reached a settlement with the Financial Conduct Authority (FCA) totalling £117 million with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013 ('the Relevant Period').

The Group apologises for the impact on those customers affected and accepts that part of its complaint handling process led to a failure to provide fair outcomes for a significant number of customers. Although the FCA has not found that the Group acted deliberately, the Group has reviewed all customer complaints fully defended during the Relevant Period. This review has been completed and over 90 per cent of customers have received payment and the remainder will be completed by the end of June. The remediation costs of reviewing these affected cases are not materially in excess of existing provisions.

PPI Judicial Review and Complaint Handling Process

In 2011 the Group was the first to withdraw its support for the industry's judicial review of the FCA's policy statement on PPI complaint handling and, as a result, took the lead in beginning to pay redress to customers complaining that they had been mis-sold PPI.

In order to provide appropriate redress, the Group had to build significant operational infrastructure and processes at pace to meet the demands, with 7,000 people processing these complaints.  Nearly one-third of complaints were found upon investigation to have had no PPI policy with the Group. At its peak in 2012, up to 60,000 complaints were received per week.

Throughout the Relevant Period we upheld complaints and paid redress to around 63 per cent of customers who had a PPI product and who complained. But during this period mistakes were made. In order to move quickly to resolve the unprecedented number of complaints within the FCA timescales (including a significant quantity which upon investigation were shown to have no PPI policy), we needed a clear and simple approach to deliver fair customer outcomes. As part of the broader complaint handling process complaint handlers were guided to assume that our PPI sales processes were compliant unless they were notified to the contrary. We did not do enough to tell complaint handlers where they should not rely on this assumption.

In 2013 we reviewed our processes and procedures. We also engaged closely with the FCA throughout to ensure remediation of all potentially impacted cases in the Relevant Period.

The Group has cooperated fully with the FCA in this investigation. In addition, the FCA has acknowledged that the Group decided at an early stage not to appeal the High Court decision and was the first bank to "…make clear they would implement the Authority's changes for PPI complaint handling." Credit is also given for having "…spent significant sums instructing third parties to assist it in the remediation of customers who have been treated unfairly."

The FCA also acknowledges that since 2011 the Group has made "…significant progress towards the fairer treatment of customers in its general complaint handling operation, in particular within its retail banking business."

Lord Blackwell, Chairman of Lloyds Banking Group said:
"We accept the FCA's findings and apologise to those customers who were impacted. Since 2011 the Group has made significant progress to strengthen the business. We are trying to get it right for our customers and to rebuild trust. But we do not get everything right. That means when we make mistakes, we will take responsibility for them. This is what we have done here. The Board remains fully committed to ensure everyone at Lloyds Banking Group puts customers at the heart of our business."

António Horta-Osório, Group Chief Executive of Lloyds Banking Group, said:
"In 2011 Lloyds led the industry in starting to redress customers who had been mis-sold PPI. We did this because we believed it was the right thing to do. When we began the remediation programme, it was thought this would cost the entire industry around £4.5 billion. To date the industry has set aside over £26 billion for PPI redress with the consequent impact on operational complexity and the significant administrative resources required.

Whilst our intentions were right, we made mistakes in our handling of some PPI complaints. I am very sorry for this. We have been working hard with the FCA to ensure all customers receive appropriate redress. That process is now substantially complete. We remain fully committed to improving our operational procedures and ensuring we do the right thing for our customers."

Martin Dodd, Customer Services Director of Lloyds Banking Group said:
"We have worked hard with the FCA to address our operational mistakes and to ensure customers haven't lost out.  We have subsequently had our complaints handling process quality assured by an independent third party. Once we understood the issue we reviewed our processes and procedures and began to remediate all impacted customers.

Whilst during this period we continued to uphold and pay redress to around 63 per cent of customers who had a PPI product, it has meant re-reviewing all other cases against our new policy and paying back customers where appropriate. To date we have fully reviewed over 4.8 million PPI complaints, of which over 1.6 million had no PPI policy and have built a system with 7000 people processing these across multiple sites."

Adjustments to Deferred Bonus Awards

On 27 February 2015, the Board decided to freeze the release of Shares in respect of Deferred Bonus Awards from 2012 and 2013 for all members of the Group Executive Committee and for some other senior executives until the conclusion of the investigation. It did this to retain flexibility to consider the release of these Shares at the conclusion of the investigation.

Given today's announcement the Board has now decided to make adjustments to payments due to the Group Executive Committee and for some other senior executives in recognition of their ultimate responsibility for oversight of the PPI operations. This will mean awarded but unvested bonuses totalling approximately £2.65 million in aggregate will be forfeited, subject to the process of individual representation.

In addition the Remuneration Committee has decided to reflect the impact of this fine as part of the Group's aggregate annual awards for 2015, and will make a reduction of around £30 million to the Group bonus pool in respect of the fine.
- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                            +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                                  +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments, fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                              Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 05 June 2015